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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes         No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes         No

     Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Press Release dated April 2, 2003, titled “Repsol YPF and BP Sell the Cartagena Combined Cycle Project to Gas Natural SDG”.

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ITEM 1

Press Release

Corporate Direction	Paseo de la	Tls. 91 348 81 00
External Relations	Castellana, 278-280	91 348 80 00
	28046 Madrid	Fax 91 314 28 21
	Spain	91 348 94 94
www.repsolypf.com

Madrid, 2 April 2003
Number of pages: 1

REPSOL YPF AND BP SELL THE CARTAGENA COMBINED
CYCLE PROJECT TO GAS NATURAL SDG

Repsol YPF and Gas Natural SDG sign a 20 year agreement for
the supply of 2.1 billion cubic metres of gas per annum

Repsol YPF and BP have today signed an agreement for the sale to Gas Natural SDG of the combined cycle project under development by both companies on the site of the Repsol Petróleo refinery at Escombreras (Murcia, Spain).

When this plant goes on stream, it will be one of the largest combined cycle facilities in Spain, and will produce the equivalent of 4% of total domestic demand. Its total capacity will reach 1,200 MW, and for completion will require an overall investment of nearly Eu600 million.

Construction is scheduled to begin this year, and commercial operation is due to start in 2005. The project will be fuelled by natural gas from the Cartagena regasification plant.

Simultaneously to this sale, a gas supply agreement has been signed between Repsol YPF and Gas Natural SDG for 2.1 billion cubic metres (Bcm) per annum, over a period of 20 years. This amount of gas per annum is equivalent to 10% of the 2002 gas consumption in Spain.

The gas under contract will come from fields owned by Repsol YPF and BP in Trinidad & Tobago, and other projects in different countries, and will be transported to Spain by the Repsol YPF fleet of methane tankers.

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including with respect to trends affecting Repsol YPF’s financial condition, results of operations, business, strategy, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures and investments. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, results of operations, business, strategy, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of

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petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisón Nacional de Valores in Argentina and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: April 3, 2003	By:	/s/ Carmelo de las Morenas
Name: Carmelo de las Morenas
Title: Chief Financial Officer